August 27, 2010

Ruairi Regan

Division of Corporation Finance

Daniel Morris

Special Counsel

United States

Securities and Exchange Commission

Mail Stop 3030

Washington, DC 20549

RE:

OICco Acquisition I, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed July 20, 2010

File No. 333-152512

Dear Mr. Morris:

The following is our response to your comment letter of August 6, 2010.

General

1.

 We note the changes in response to prior comment 1.  Please tell us why you have deleted the references to the Lock-up agreement disclosed in the previous version of your prospectus.

Given the escrow requirements of the Offering the lock-up agreement is not material.

Prospectus Cover

2.

You do not appear to have made the change requested by prior comment 2; therefore we reissue the comment.  Please note that the prospectus cover page should not exceed one page.  Refer to Item 501(b) of Regulation S-K.

Edgarized version condensed to one page.

3.

We note that you continue to refer to Bank of the West on the prospectus cover page and elsewhere in your prospectus even though your Escrow Agreement now refers to Synovus Bank.    Please revise or advise.

Revised.

Summary Information and Risk Factors, page 5

4.

Refer to prior comment 3.    Your revised escrow arrangements do not address each of the requirements in rule 419(b)(1) including the requirement that if funds and securities are deposited into an escrow account maintained by an insured depositary institution, the deposit account records of the insured depositary institution must provide that funds in the escrow account are held for the benefit of the purchasers named and identified in accordance with section 330.1 of the regulations of the Federal Deposit Insurance Corporation.  Refer to Rule 419(B)(1)(ii).  Please provide us with a complete analysis, as requested in prior comment 3, showing how the escrow arrangements proposed by you meet all of the requirements of Rule 419(b)(1).

ClearTrust LLC is a registered Transfer Agent with the SEC and also a licensed Trust Company.  They will maintain a detailed record of each investor, the amount subscribed for and the amount paid.    As they are an SEC registered Transfer Agent they are subject to the audit procedures of the SEC.  Subject to the provisions 419(b)(4), Mr. Sisk, President and Director of OICco Acquisition I, Inc. and beneficial owner of 6,000,000 shares of its common stock, will deposit his shares into the escrow account and his deposited securities will be released to Mr. Sisk only after the Company has met the same conditions under which shares will be released to the investors.

The Company, page 5

5.

Please reconcile your revised disclosure in the fourth paragraph of this section regarding the release of the securities held in escrow with the terms of the Sisk Agreement Letter and the Escrow Agreement.   Also please disclose when Joshua’s Sisk’s shares will be deposited in escrow.  If it is unclear when Joshua Sisk’s shares are to be deposited in escrow add appropriate disclosure.

Mr. Sisk’s shares are already in escrow.   Revised.

6.

Given you are registering the resale of shares held by Joshua Sisk, please reconcile your disclosure regarding this resale with the restrictions on transfer set forth in paragraph ii on page 2 of the Escrow Agreement.

Reconciled.

The Offering, page 6

7.

Refer to prior comment 7.   It remains unclear how the termination of the offering any time after the minimum offering condition is met is consistent with Rule 10b-9.  Please revise your disclosure to state clearly the specified time when the offering will terminate after the minimum offering condition has been met.

Revised to clearly state the maximum time for which the offering will remain open will be 360 days but not shorter than when the minimum offering is reached.

8.

It appears the board continues to retain unlimited discretion to extend the offering period after the minimum offering condition has been met; therefore we reissue prior comment 8.

The discretion is limited to an additional 180 days and only if the maximum offering has not been achieved.

9.

It appear that your revised disclosure provides for up to ten days for stock certificates to be issued and deposited in escrow.   As we noted in our prior comment 9, it is unclear how you concluded that this time period satisfies the requirement that the securities be “deposited promptly upon issuance.”  Please revise or advise.

This has been revised to 6 business days.    It is anticipated that it may take up to 5 business days for certain checks to clear the bank and upon clearance of funds and acceptance by the Company, the shares will be issued and placed into escrow within 1 day of issuance.   It is believed that one day after issuance meets the promptly upon issuance requirement.

Summary Financial Information, page 7 and 8

10.

Please advise us as to why the amounts presented herein as of and for the period ended December 31, 2009 do not agree with your financial statements for the referenced periods.

Revised for Consistency.

Risk Factors, page 8

Potential conflicts of interest….page 8

11.

Please expand to more clearly identify and discuss the conflicts of interest to which you allude in this risk factor.

Expanded Conflicts of interest section added.

Discretionary use of proceeds, page 9

12.

We note your response to prior comment 14.  Given that the offering proceeds will be used for the specific purpose of effecting a business combination, your current disclosure which states that proceeds will be used more generally for working capital purposes would appear inappropriate.  Revise to clarify.

Clarification that working capital for a blank check amounts to effecting a business combination has been added.

No assurance shares will be sold, page 11

13.

We note your response to prior comment 19.   Please expand the risk factor on page 11 to clarify why Mr. Sisk must receive $0.02 per shares and the reason that other shareholders may receive less than $0.02 per share.

This is done to ensure that Mr. Sisk does not undersell the company with his shares thus raising funds for himself but with no benefit to the company.

Shares eligible for future sale….page 12

14.

We note your revised disclosure in response to prior comment 12.  Please provide your analysis showing how you determined that the sale of shares pursuant to this registration statement may be subject to affiliate sales restrictions.  City all authority on which you rely.

Since these shares will no longer be Rule 144 shares the reference to the affiliate sales restriction has been removed.

General Business Plan, page 20

15.

We note your response to prior comment 17 and reissue the comment.  Clearly identify where cost savings relative to stand alone public offering would occur or revised your disclosure to remove the implication that an initial public offering would incur substantial additional costs.

Revised to remove the implication of substantial cost savings.

Acquisition of Opportunities, page 22

16.

We note your changes in response to prior comment 18.   Please tell us why you change the timing that the report on form 8_k should be filed to refer to the date of signing of the merger agreement rather than the consummation of the merger.  Cite all authority on which you rely.

Revised to state that the post effective amendment be filed upon the signing of a merger/acquisition agreement and that the 8K be filed upon the consummation of the merger.

Rule 419(d) states that the registrant “promptly”  file a post effective amendment, including target financial statements if required by the applicable form and rule and regulations, in the event that a significant acquisition becomes probable during any period in which offers or sale are being made.  Rule 419(e) requires that the registrant file a post-effective amendment, including target financial statements if required by the applicable form and rules and regulations, “[u]pon execution” of an acquisition meeting the requirements specified in Rule 419(e)(1).

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page 23

17.

Please refer to our prior comment 20.   While we see that you have revised you disclosure to discuss the PCAOB’s revocation of the Blackwing Group, the periods of the related financial statements do not appear to correctly refer to the periods audited by the Blackwing Group.  Specifically you disclose, “none of the reports of The Blackwing Group on the company’s financial statements for either of the past two years and the interim period from December 31, 2009—the date of the last audited financial statements---through July 15, 2010 contained and adverse opinion…”   However, based on your filings, it appears that the Blackwing Group audited the company’s financial statements for the period ending August 31, 2009.  Please clarify and revise accordingly.

Revised.

18.

Also, we see that you state, “during the registrant’s two most recent fiscal years and the interim period from December 31, 2009 through July 15, 2010, there were no disagreements with The Blackwing Group, LLC…”  Your statement as it relates to the two most recent fiscal years is inconsistent to the fact that you have only been in existence from your inception on July 24, 2009 to date.  Please revise your disclosure to only cover your fiscal period since inception and any subsequent interim period through the date of dismissal of the Blackwing Group, LLC as required by Item 304)a)(1)(iv) of Regulation S-K.

Revised.

 19.  In this regard, please revise your disclosure to provide all disclosures as required by Item 304(a)(2) of Regulation S-K.

Revised and new 16.1 letter attached.

Financial Statements, page F-1

20.

We see that your auditors’ report refers to the statements of operations, stockholders deficit and cash flows for the period ended December 31, 2009 in the first paragraph and for the years then ended in the third paragraph.  Please ask your auditors to tell us their consideration that the statements of operations, stockholders’ deficit, and cash flows were audited for the period from inception on July 24, 2009 to December 31, 2009 rather than for the years ended and whether these periods should be specifically identified in their report.  Please also ask your auditors to revise the inconsistent references to the periods audited.

Revised.

21.

We note from page 5 that your fiscal year end is June 30.   We note from your filing that the financial statements as of and for the fiscal period ended June 30, 2010 are unaudited.   If the audited financial statements for your recently completed fiscal period June 30, 2010 are available, please update your filing to include such updated audited financial statements as of and for the fiscal period ended June 30, 2010 in your registration statement.  If the audited financial statements for June 30, 2010 are not available, please revise your filing to update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Revised to reflect correct fiscal period end of Dec. 31.

Statement of Operations, page F-4

22.

Please refer to our prior comment 25.  We do not see how your income statement addresses our comment.  Please revise your presentation of basic and diluted loss per share to reflect only two decimal points.

Revised to two decimal points.

Note A – summary of Significant Accounting Policies, page F-7

Unaudited Financial Statements for the Period Ended June 30, 2010, page F-11

Balance Sheets, page F-11

23.

Please revise the common stock to reflect the number of shares authorized, issued and outstanding as of June 30, 2010.

June 30, 2010 added.

Statement of Changes in Stockholders’ (Deficit) Equity, page F-13

24.

Please revise so that the total column presented properly foots and is consistent with that reported on your balance sheet.

Footing and consistency revised.

Exhibit 5.1

25.

Refer to prior comment 31.  The opinion provided does not separately address the shares that have already been issued and the shares that will be issued by OICco in the offering; therefore we reissue prior comment 31.

Separate references to previous issue and new issue shares.

Exhibit 16

26.

We note that the reference to Item 4.01 of Form S-1/A4 is not the correct Item number where you will find the changes in and disagreement with accountants on accounting and financial disclosure.  Please have the Blackwing Group, LLC provide an Exhibit 16 letter that correctly references the section in your Form S-1 where the information required by Item 304 of Regulation S-K is located.   Please note that if revisions to page 23 under the section “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” are made, based on our comments in this section, then a currently dated Exhibit 16 letter should be included in your next amendment to Form S-1.

Revised 16.1 letter attached.

Very truly yours,

/s/ Harold P. Gewerter, Esq.

Harold P. Gewerter, Esq. Ltd.

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